

John Chipps-Harding

Virtual Reality Consultant at Think Heavy

Slough, United Kingdom

Message ···

Think Heavy

Thames Valley University

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500+ connections

I have over 18 years industry experience in disciplines ranging from IA/UX Design to Games and even as far as Bespoke Hardware and iOS Apps. More recently I have been focused on Virtual Reality applications and experiences.

Experience

Creative Technologist
Think Heavy
Jun 2013 – Present • 5 yrs 1 mo

Senior Interactive Developer
SapientNitro
May 2013 – Jun 2013 • 2 mos

Freelance Creative Technologist
Stinkdigital
Apr 2013 – May 2013 • 2 mos
London, United Kingdom

Freelance iOS Developer
Enjoythis Ltd
Feb 2013 – Mar 2013 • 2 mos
London, United Kingdom

rehabstudio

Freelance Creative Technologist
rehabstudio
Jan 2013 – Feb 2013 • 2 mos
London, United Kingdom

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Education

Thames Valley

Thames Valley University
National Diploma, Computer Graphics

s Valley University 1996 – 1998

Skills & Endorsements

User Experience · 28

Endorsed by **5 of John's colleagues at rehab**

Endorsed by **7 people who know User Experience**

Web Development · 26

Endorsed by **Jonny Tooze and 1 other who is highly skilled at this**

Endorsed by **6 of John's colleagues at rehab**

Flash · 21

Endorsed by **Constantine Karlis, who is highly skilled at this**

Endorsed by **5 of John's colleagues at rehab**

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Recommendations

Received (5) Given (0)

Sofia de Lacerda

Sofia de Lacerda
Creative Director & Designer
February 26, 2013, Sofia was a client of John's

I hired John recently as an iOS developer - the deadline was quite tight and from a technical point of view there was quite a lot to think about.

Put simply, John is one of those rare-breed of developers who are hard to come by.

He was able to fully understand what was required and one thing I really value is that he always asks the right questions. His technical knowledge is superb - he brings invaluable recommendations and ideas to the table.

John not only managed to get it all done within the timeframe but we also had time to properly nail all those little details which make such a difference.

A great asset to any creative project and team - I'll look forward to working with him again.

I highly recommend him.

Chris Grant

Chris Grant
Front-End Developer
January 23, 2013, Chris reported directly to John

John is a coding wizard. There is no idea or language that he cannot tame.

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Accomplishments

1 Course
Computer Graphics

1 Project

Shoreditch Weather